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                               January 20, 2022

       Danny Meeks
       Chief Executive Officer
       Greenwave Technology Solutions, Inc.
       277 Suburban Drive
       Suffolk, VA 23434

                                                        Re: Greenwave
Technology Solutions, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 12,
2022
                                                            File No. 333-261771

       Dear Mr. Meeks:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 7, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1.                                                   We note your response
to prior comment 3 and reissue. We note that you have
                                                        determined to register
4,525,795,918 shares of common stock predominantly based upon certain registration
rights obligations with certain selling stockholders to register 300% of the shares of common
stock into which the convertible promissory notes and warrants purchased by such
selling stockholders are convertible and exercisable. Despite the registration rights
obligations, please tell us how the registered amount reflect a good-faith estimate of the maximum
number of shares you may issue upon conversion or exercise.
                                                        Refer to Question
139.10 of the Section Act Sections Compliance and Disclosure
                                                        Interpretations.
 Danny Meeks
Greenwave Technology Solutions, Inc.
January 20, 2022
Page 2

       Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any questions.



FirstName LastNameDanny Meeks                           Sincerely,
Comapany NameGreenwave Technology Solutions, Inc.
                                                        Division of Corporation
Finance
January 20, 2022 Page 2                                 Office of Trade &
Services
FirstName LastName